Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Common Units Representing Limited Partner Interests

in

Westmoreland Resource Partners, LP

by

Westmoreland Coal Company Asset Corporation

a wholly owned subsidiary of

Westmoreland Coal Company

at

$0.01 per Common Unit

THE OFFER (AS DEFINED HEREIN) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MARCH 13, 2019, UNLESS THE OFFER IS EXTENDED. COMMON UNITS IN WESTMORELAND RESOURCE PARTNERS, LP TENDERED PURSUANT TO THIS OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO 11:59 P.M., NEW YORK CITY TIME, ON MARCH 13, 2019.

Westmoreland Coal Company Asset Corporation, a New York corporation (“Tender Sub”), a wholly owned subsidiary of Westmoreland Coal Company, a Delaware corporation (together with Tender Sub, “WCC”, except where context requires that “WCC” refer only to Westmoreland Coal Company), is offering to purchase all of the outstanding common units representing limited partner interests (the “Common Units”) in Westmoreland Resource Partners, LP, a Delaware limited partnership (“WMLP”), not currently held by WCC or its affiliates, at a price of $0.01 per Common Unit, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related letter of transmittal enclosed with this Offer to Purchase, which, together with any amendments or supplements, collectively constitute the “Offer” described in this Offer to Purchase.

The Offer is subject to the satisfaction (or, to the extent permitted, waiver) of certain conditions described in “The Offer—Conditions to the Offer.” beginning on page 27. As of the date of this Offer to Purchase, WCC currently owns no Common Units but does hold equity securities of WMLP that are convertible into Common Units in an amount that would constitute an approximately 94.4% beneficial limited partner interest in WMLP on an as converted basis. WCC owns 100% of the WMLP Series A Convertible Units, which are convertible to Common Units on a one-for-one basis at the earlier of WMLP declaring a dividend of $0.22 per Common Unit or a change of control, and 100% of the WMLP Series B Convertible Units, which are convertible to Common Units on a one-for-one basis at the option of the holder or upon a change of control, liquidation event or dissolution of WMLP (collectively, the “Conversion Rights”). WCC also indirectly owns all of the outstanding 35,291 general partner units of WMLP.

Pursuant to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by WMLP and mailed together with this Offer to Purchase, the board of directors of Westmoreland Resources GP, LLC, the general partner of WMLP and a wholly owned subsidiary of WCC, recommends that holders of Common Units carefully consider, together with their tax and financial advisors, the terms of the Offer. We encourage holders of Common Units to carefully read the Schedule 14D-9.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

IMPORTANT

If you desire to tender all or any portion of your Common Units to WCC in the Offer you should either (i) complete and sign the letter of transmittal (or a photocopy of it) for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the letter of transmittal (having your signature on the letter of transmittal guaranteed if required by Instruction 1 to the letter of transmittal), mail or deliver the letter of transmittal (or a photocopy of it) and any other required documents to Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer (the “Depositary”) and which is acting as the Information and Solicitation Agent for the Offer (the “Information and Solicitation Agent”), and either deliver the certificates representing such Common Units to the Depositary along with the letter of transmittal (or a photocopy of it) or tender such Common Units by book-entry transfer by following the procedures described in The Offer—Procedures for Accepting the Offer and Tendering Units, in each case prior to 11:59 p.m., New York City time, on March 13, 2019 (the “Expiration Date”) or (ii) request your broker, dealer, bank, trust company or other nominee to effect the transaction for you. If your Common Units are registered in the name of a broker, dealer, bank, trust company or other nominee, then you must contact that institution in order to tender such Common Units to WCC in the Offer.

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information and Solicitation Agent at the address and telephone number listed below. Additional copies of this Offer to Purchase, the letter of transmittal and other related materials, including the Schedule 14D-9, may be obtained from the Information and Solicitation Agent.

The Information and Solicitation Agent for the Offer is:

Broadridge Corporate Issuer Solutions, Inc.

(855) 793-5068 (toll free)

By mail:

Broadridge Corporate Issuer Solutions, Inc.

Attn: BCIS Re-Organization Dept.

P.O. Box 1317

Brentwood, NY 11717-0693

By hand or overnight courier:

Broadridge Corporate Issuer Solutions, Inc.

Attn: BCIS IWS

51 Mercedes Way

Edgewood, NY 11717

This Offer to Purchase and the related letter of transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

We are Westmoreland Coal Company Asset Corporation, a New York corporation (“Tender Sub”), a wholly owned subsidiary of Westmoreland Coal Company, a Delaware corporation (together with Tender Sub, “WCC”, except where context requires that “WCC” refer only to Westmoreland Coal Company), which owns all of the general partner interests of Westmoreland Resource Partners, LP, a Delaware limited partnership (“WMLP”), making WCC, like you, a partner in WMLP. We are offering to purchase all of the outstanding common units representing limited partner interests (the “Common Units”) in WMLP, not currently held by WCC or its affiliates. The following are some of the questions you, as a holder of Common Units, may have about the Offer (as defined below) and our answers to those questions. This Summary Term Sheet provides important and material information about the Offer that is described in more detail elsewhere in this Offer to Purchase, but this Summary Term Sheet may not include all of the information about the Offer that is important to you. We urge you to carefully read the remainder of this Offer to Purchase and the letter of transmittal for the Offer because the information in this Summary Term Sheet is not complete. We have included cross-references in this Summary Term Sheet to other sections of this Offer to Purchase to direct you to the sections of this Offer to Purchase in which a more complete description of the topics covered in this Summary Term Sheet appears. References herein to the “General Partner” refer to Westmoreland Resources GP, LLC, the general partner of WMLP.

Who is offering to buy my Common Units?

WCC is offering to buy all outstanding Common Units that are not held by WCC in the Offer. WCC’s principal executive offices are located at 9540 South Maroon Circle, Suite 300, Englewood, Colorado, and their business telephone number is (855) 922-6463. Tender Sub was incorporated on February 1, 2018 for purposes related to the filing of our chapter 11 bankruptcy proceedings and has had no corporate operations since incorporation. WCC produces and sells thermal coal primarily to investment grade utility customers under long-term, cost-protected contracts. WCC currently owns no Common Units but does hold equity securities of WMLP that are convertible into Common Units in an amount that would constitute an approximately 94.4% beneficial limited partner interest in WMLP on an as converted basis. WCC owns 100% of the WMLP Series A Convertible Units, which are convertible to Common Units on a one-for-one basis at the earlier of WMLP declaring a dividend of $0.22 per Common Unit or a change of control, and 100% of the WMLP Series B Convertible Units, which are convertible to Common Units on a one-for-one basis at the option of the holder or upon a change of control, liquidation event or dissolution of WMLP, through which WCC indirectly services as the General Partner. WCC also indirectly owns all of the outstanding 35,291 general partner units of WMLP. See “Introduction” and “The Offer—Certain Information Concerning WCC” for more information.

Why are we making the Offer?

The primary purpose of the Offer is to allow holders of Common Units to avoid or reduce potential allocations of taxable income and loss, including potentially substantial cancellation of debt income (“CODI”) within the meaning of Section 61(a)(12) of the Internal Revenue Code of 1986, as amended (the “Code”), that could result from the resolution of WMLP’s bankruptcy process. Because WMLP is treated as a partnership for U.S. federal income tax purposes, all items of income, gain, loss, deduction and credit of WMLP are treated as items of income, gain, loss, deduction and credit allocated directly to WMLP’s unitholders and reported on such unitholders’ separate returns. As a result, holders of Common Units generally benefit from owning Common Units when there is income and profits at WMLP because such income and profits are not taxed at a corporate level and all of WMLP’s deductions are allocated directly to holders of Common Units, potentially offsetting any allocation of income. However, under distressed economic and business circumstances, and particularly in the case of a bankruptcy proceeding, holders of Common Units may be exposed to disadvantageous tax consequences through the ownership of Common Units in connection with the resolution of WMLP’s bankruptcy process.

On October 9, 2018, WCC and certain of its affiliates, including WMLP, filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court

for the Southern District of Texas. WMLP continues to work with its secured lenders in connection with a value-maximizing sale and marketing process that began prior to the commencement of WMLP’s bankruptcy proceedings, but it is expected that WMLP’s debt will be restructured through a sale of WMLP’s assets to a third party or its lenders through the bankruptcy process. During or following WMLP’s bankruptcy proceedings, the Common Units not tendered pursuant to the Offer will likely receive no consideration. Depending on the particular circumstances of a holder of Common Units, acceptance of the Offer may allow the holder to avoid or reduce potential allocations of taxable income and loss that result from WMLP’s bankruptcy proceedings and transactions and to minimize the extent to which the holder would recognize potential taxable CODI that could result in cash taxes payable by the holder. However, there may be certain holders, depending on their particular facts, for whom participating in the Offer may result in adverse tax consequences or no net change in taxable income and loss compared to the consequences of not participating in the Offer. The facts and circumstances that could impact the determination of whether participating in the Offer could be beneficial to a particular holder include, without limitation, the date and price at which the holder acquired its Common Units; the holder’s tax basis in its Common Units; whether the holder has used in prior years any tax losses generated by its investment in WMLP or instead has suspended passive losses or net operating loss carryovers from such investment; the holder’s allocable share of WMLP’s debts; whether and to what extent the holder would be allocated tax losses, gain or income in the future from strategic transactions undertaken by WMLP; and whether the holder has significant capital gains or ordinary losses to offset various possible results from WMLP’s bankruptcy proceedings or transactions. Each holder of Common Units is urged to consult its own tax advisor with respect to WMLP’s bankruptcy proceedings and this Offer based on its own particular circumstances.

What will I receive in exchange for the Common Units that I tender into the Offer?

If we successfully complete the Offer and accept for purchase validly tendered and not properly withdrawn Units, you will receive $0.01 per Common Unit, net to you in cash, without interest and less any applicable withholding taxes (the “Offer Price”), for each Common Unit that you validly tender into the Offer. If you are the record owner of your Common Units and you tender them in the Offer, you will not have to pay any brokerage fees or similar expenses to do so. If you own your Common Units through a broker or other nominee, and your broker tenders your Common Units in the Offer on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether it will charge you a fee for tendering your Common Units in the Offer. See “Introduction” and “The Offer—Terms of the Offer” for more information.

How many Common Units are you offering to purchase?

We are offering to purchase all 1,284,840 outstanding Common Units that are not currently held by WCC or its affiliates, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related letter of transmittal enclosed with this Offer to Purchase, which, together with any amendments or supplements, collectively constitute the “Offer.”

What are the most significant conditions to the Offer?

The obligation of WCC to accept for payment and pay for Common Units validly tendered (and not properly withdrawn) pursuant to the Offer (the time of such acceptance, the “Acceptance Time”) is subject to the conditions described in “The Offer—Conditions to the Offer.” The Offer is not conditioned upon any minimum amount of Common Units being tendered. In addition, the Offer is not conditioned upon any recommendation by the board of directors of the General Partner or by any committee thereof.

Do you have the financial resources to pay for all of the Common Units that you are offering to purchase?

Yes. We estimate that the total amount of funds necessary to purchase all outstanding Common Units in the Offer will be approximately $13,000, plus related transaction fees and expenses (which are to be shared with WMLP as discussed below), which we expect will be funded by cash on hand. See “The Offer—Source and Amount of Funds” for more information.

How long do I have to tender my Common Units in the Offer?

Unless we extend the Offer as described below, you will have until 5:00 p.m., New York City time, on March 13, 2019 (the “Expiration Date”) to tender your Common Units into the Offer. A subsequent offering period following the Expiration Date will not be available.

Can the Offer be extended, and under what circumstances?

We may extend the Offer at our discretion, including if any condition to the Offer has not been satisfied or, if such condition is unavailable, waived by us prior to the scheduled expiration of the Offer. At this time, we have no intention of extending the Offer, but we reserve the right to do so. We may also be required to extend the Offer pursuant to the Securities and Exchange Commission’s (the “SEC”) tender offer rules. See “The Offer—Terms of the Offer” for more information.

How will I be notified if you extend the Offer?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See “The Offer—Terms of the Offer” for more information.

How do I participate in the Offer?

To tender your Common Units, you should do the following:

•

If you hold Common Units in your own name, complete and sign the enclosed letter of transmittal and return it with your common unit certificates to Broadridge Corporate Issuer Solutions, Inc., the Depositary for the Offer, at the appropriate address specified on the back cover page of this Offer to Purchase before the Expiration Date of the Offer.

•	If you hold your Common Units in “street name” through a broker or other nominee, instruct your nominee to tender your Common Units before the Expiration Date.

For more information on the timing of the Offer, extensions of the Offer period and your rights to withdraw your Common Units from the Offer before the Acceptance Time, please refer to “The Offer” beginning on page 16.

Can I withdraw Common Units that I previously tendered in the Offer? Until what time may I withdraw previously tendered Common Units?

Yes. You can withdraw some or all of the Common Units that you previously tendered in the Offer at any time prior to the Acceptance Time. Further, if the Acceptance Time has not occurred by April 11, 2019 (unless the Expiration Date has been extended, in which case the date for acceptance will also be extended), you can withdraw them at any time after such date. After the Acceptance Time, you will no longer be able to withdraw Units. See “The Offer—Terms of the Offer” and “The Offer—Withdrawal Rights” for more information.

How do I withdraw my previously tendered Common Units?

To withdraw any Common Units that you previously tendered in the Offer, you (or, if your Common Units are held in street name, the broker, dealer, bank, trust company or other nominee that holds your Common Units) must deliver a written notice of withdrawal (or a photocopy of one), with the required information, to the Depositary while you still have the right to withdraw your Common Units. See “The Offer—Terms of the Offer and The Offer—Withdrawal Rights” for more information.

Will WMLP continue to be a public company?

No. In connection with the chapter 11 bankruptcy proceedings, it is anticipated that WMLP will cease to be a public company, the registration of WMLP under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated, and WMLP will not be required to file periodic reports with the SEC.

Will the board of directors of the General Partner make a recommendation concerning the Offer?

The board of directors of the General Partner recommends that each holder of Common Units consider carefully the terms and conditions of the Offer, together with such holder’s financial and tax advisors. The board of directors of the General Partner’s statement regarding its recommendation has been filed with the SEC on a solicitation/recommendation statement on Schedule 14D-9 describing its position, if any, and related matters. Such statement has been mailed together with this Offer to Purchase, which you should review carefully. In evaluating this Offer, you should be aware that WCC appoints the entire board of directors of the General Partner and that three of the executive officers of the General Partner are also directors and/or executive officers of WCC. The Conflicts Committee of the board of directors of the General Partner (the “Conflicts Committee”), comprised of independent directors, has evaluated the Offer. For additional information on interests that directors and executive officers of the General Partner may have in the Offer, see “Special Factors—Interests of Certain Persons in the Offer” beginning on page 13.

Has WCC negotiated, or sought the approval of, the terms of this Offer with WMLP?

Yes. As part of the chapter 11 cases commenced by WCC and WMLP, each of WCC, WMLP and their respective secured lender groups negotiated over a period of time regarding a comprehensive resolution of intercompany matters. As part of that comprehensive resolution, WCC agreed to make the Offer to the holders of Common Units. See “Special Factors—Background of the Offer” beginning on page 10.

Are appraisal rights available in the Offer?

Appraisal rights are not available in connection with the Offer. Unlike the stock of a corporation, the Delaware law governing limited partnerships does not provide for appraisal rights unless such rights are contained in the partnership agreement. The Fourth Amended and Restated Agreement of Limited Partnership of WMLP, as amended (the “Partnership Agreement”), does not provide for any rights to appraisal. See “The Offer—Appraisal Rights; “Going Private” Rules” beginning on page 25.

What is the market value of my Common Units?

On February 12, 2019, the last trading day before WCC announced the Offer, the closing price of Common Units reported on the OTC Pink Marketplace was $0.02 per Common Unit. During or following WMLP’s bankruptcy proceedings, the Common Units not tendered pursuant to the Offer will likely receive no consideration.

Are there any differences in the federal income tax treatment between (i) tendering my Common Units for cash, and (ii) continuing to hold my Common Units?

There are potentially significant differences in the federal income tax treatment to U.S. holders (as defined in “Certain U.S. Federal Income Tax Consequences”) of continuing to hold Common Units as opposed to tendering Common Units in the Offer. A summary of the material differences in the federal income tax treatment of each option to U.S. holders is described below. This summary assumes that WCC will not exercise the Conversion Rights and the Limited Call Right to purchase outstanding Common Units.

Each holder of Common Units should read the discussion under “Certain U.S. Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of the Offer. Tax matters can be complicated, and the tax consequences of the Offer to each holder of Common Units will depend on such unitholder’s particular facts and circumstances. Holders of Common Units are highly encouraged to consult their own tax advisors to determine the specific consequences to them of tendering their Common Units for cash pursuant to the Offer, as well as the potential tax consequences of not participating in the Offer (including the potential for future CODI allocations resulting from the resolution of WMLP’s bankruptcy process).

The following table provides a general summary of the difference between participating in the Offer and remaining as a partner in WMLP:

	Continue to Hold Common Units	Exchange Common Units for Cash Pursuant to the Offer
Allocation of CODI on Resolution of WMLP’S Bankruptcy Process	CODI from the resolution of WMLP’s bankruptcy process will be allocated to WMLP’s Common Unit holders. The following chart illustrates approximately how much CODI would be allocated to each Common Unit at various amounts of total CODI at WMLP allocable to all Common Units. CODI is not itself an additional tax due but is an amount that must be reported as ordinary income by the Common Unit holder, potentially increasing such Common Unit holder’s tax liabilities. The amount of any such tax liability resulting from allocations of CODI will vary depending on each Common Unit holder’s individual tax circumstances. Common Unit holders are highly encouraged to consult their own tax advisors to determine the specific consequences to them of not participating in the offer, including any potential tax liabilities that may result from future CODI allocations.	Assuming the intended consequences of the Offer are respected for U.S. tax purposes, participating U.S. Common Unit holders should not be allocated any CODI if the Offer closes before an event giving rise to CODI.

WMLP CODI Allocable to all Common Units	CODI Allocated Per Common Unit(1)
$6 million	$4.67
$12 million	$9.33
$18 million	$14.01

Up-Front Taxation of Participation in Exchange/Sale of Common Units	Not applicable.

Fully taxable transaction.

Gain or loss recognized by a U.S. holder will generally be taxable as capital gain or loss. However, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code. The gain or loss characterized as ordinary will depend on

	Continue to Hold Common Units	Exchange Common Units for Cash Pursuant to the Offer

such holder’s share of WMLP’s “unrealized receivables” and “inventory items,” which includes depreciation and development cost recapture.

A holder’s passive losses (if any) should no longer be considered subject to passive loss limitations.

Other Tax Considerations on the resolution of WMLP’s bankruptcy process	The tax treatment of remaining Common Unit holders when WMLP’s restructuring is completed will mostly depend on, among other things, the recovery WMLP’s creditors receive and the extent and character of any gain or loss recognized in connection with the disposition of WMLP’s assets for U.S. federal income tax purposes, together with a holder’s individual circumstances.	Not applicable.

Economic Ownership in WMLP	Continue to directly own economic interest in WMLP and continue to receive allocations of items of taxable gain (including CODI, as applicable) or loss.	Allows Common Unit holders to exit their position in WMLP. It may become more difficult to sell Common Units in the future under various circumstances because of decreased liquidity of Common Units.

(1)	Based on 1,284,840 Common Units outstanding at February 12, 2019.

THE PRECEDING TABLE IS A SUMMARY AND IS QUALIFIED IN FULL BY REFERENCE TO OTHER DISCUSSIONS IN THIS PROSPECTUS/OFFER TO EXCHANGE, INCLUDING THE DISCUSSION UNDER “CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES.” COMMON UNIT HOLDERS ARE HIGHLY ENCOURAGED TO DISCUSS THE TAX CONSEQUENCES OF PARTICIPATING, OR NOT PARTICIPATING, IN THE OFFER WITH THEIR OWN ADVISORS.

Tax matters can be complicated, and the tax consequences of the Offer to each holder of Common Units will depend on such holder’s particular facts and circumstances and may not be the same for all holders of Common Units. Holders are highly encouraged to consult their own tax advisors to determine the specific consequences to them of exchanging their Common Units for the Offer Price pursuant to the Offer, as well as the potential tax consequences of not participating in the Offer (including the potential for future CODI allocations resulting from the resolution of WMLP’s bankruptcy process).

What are the U.S. federal income tax consequences of tendering my Common Units for cash in the Offer?

A sale of Common Units for cash will be a taxable transaction. Each exchanging Common Unit holder will recognize gain or loss equal to the difference between (a) the amount realized, which will include (1) the amount of cash received in the Offer and (2) the amount of WMLP’s nonrecourse liabilities allocated to such holder; and (b) such holder’s tax basis in such Common Units. A holder’s tax basis in its Common Units will generally be equal to (1) the original purchase price of the Common Units; plus (2) WMLP’s nonrecourse liabilities allocated to such holder; plus (3) WMLP’s income and gain previously allocated to such holder; minus (4) WMLP’s losses previously allocated to, distributions to, and the share of nondeductible, noncapitalized expenses allocated to, such holder (which decrease such holder’s tax basis, but not below zero). Gain or loss recognized by a U.S. holder of Common Units will generally be taxable as capital gain or loss. However, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code. The gain or loss characterized as ordinary will depend on such holder’s share of WMLP’s “unrealized receivables” and “inventory items,” which includes depreciation and development cost recapture.

No CODI should be allocated to a U.S. holder of Common Units with respect to those Common Units sold in the Offer when WMLP’s restructuring is consummated so long as (a) the intended consequences of the Offer are respected for U.S. tax purposes and (b) the Offer is completed before the event giving rise to CODI. Please see “Certain U.S. Federal Income Tax Consequences.”

What happens if I do not tender my Common Units?

If you do not tender your Common Units, you will continue to own such Common Units unless you sell or dispose of them in another transaction (including, without limitation, if WCC exercises the Conversion Rights and the Limited Call Right) and you will not recognize gain or loss pursuant to the Offer. Tax items of gain or loss will continue to be allocated to you in accordance with applicable tax rules. Such allocations are likely to include CODI when WMLP’s restructuring is consummated. Such allocated CODI could be significant and in excess of any particular holder’s tax attributes that may be available to offset such CODI. For example, if future restructuring of WMLP’s indebtedness results in $6 million, $12 million or $18 million of CODI that is allocable to the holders of the Common Units, then approximately $4.67, $9.33, and $14.01, respectively, of CODI will be allocated to each outstanding Common Unit (based on 1,284,840 Common Units outstanding (excluding unvested restricted units) at February 12, 2019).

CODI is not itself an additional tax due but is an amount that must be reported as ordinary income by the holder, potentially increasing such holder’s tax liabilities. The amount of any such tax liability resulting from allocations of CODI will vary depending on each holder’s individual tax circumstances. In addition, it is likely that as a result of WMLP’s bankruptcy proceedings under chapter 11 of the Bankruptcy Code the Common Units could be severely diluted or even eliminated. See “Summary—Certain U.S. Federal Income Tax Consequences.” Holders of Common Units are highly encouraged to consult their own tax advisors to determine the specific consequences to them of not participating in the Offer, including any potential tax liabilities that may result from future CODI allocations.

What events will trigger CODI?

It is likely that the final resolution of WMLP’s bankruptcy process will cause WMLP to recognize an amount of CODI, which amount could be substantial.

Is your financial condition relevant to my decision whether or not to accept the Offer?

Because the Offer Price will be paid in cash, there is no financing condition to the Offer, and we have the financial resources to make payment, we do not believe that our financial condition is relevant to your decision whether or not to accept the Offer.

Whom can I call with questions about the Offer?

You can contact our Information and Solicitation Agent for the Offer, Broadridge Corporate Issuer Solutions, Inc., toll-free at (855) 793-5068.

INTRODUCTION

Westmoreland Coal Company Asset Corporation, a New York corporation (“Tender Sub”) and a wholly owned subsidiary of Westmoreland Coal Company, a Delaware corporation (together with Tender Sub, “WCC”, except where context requires that “WCC” refer only to Westmoreland Coal Company), is offering to purchase all of the 1,284,840 common units representing limited partner interests (the “Common Units”) in Westmoreland Resource Partners, LP, a Delaware limited partnership (“WMLP”), not currently held by WCC or its affiliates, at a price of $0.01 per Common Unit, net to the seller in cash (the “Offer Price”), without interest, subject to applicable withholding taxes, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). WCC currently owns no Common Units but does hold equity securities of WMLP that are convertible into Common Units in an amount that would constitute an approximately 94.4% beneficial limited partner interest in WMLP on an as converted basis. WCC owns 100% of the WMLP Series A Convertible Units, which are convertible to Common Units on a one-for-one basis at the earlier of WMLP declaring a dividend of $0.22 per Common Unit or a change of control, and 100% of the WMLP Series B Convertible Units, which are convertible to Common Units on a one-for-one basis at the option of the holder or upon a change of control, liquidation event or dissolution of WMLP. References herein to the “General Partner” refer to Westmoreland Resources GP, LLC, a Delaware limited liability company, which owns all of the outstanding 35,291 general partner units of WMLP and is a wholly owned subsidiary of WCC.

Tendering holders whose Common Units are registered in their own names and who tender their Common Units directly to the Depositary will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as set forth in Instruction 6 to the letter of transmittal for the Offer, transfer taxes on the sale of Common Units in the Offer. A holder who holds Common Units through a broker, dealer, bank, trust company or other nominee should consult with such institution to determine whether it will charge any service fees for tendering such Common Units to WCC in the Offer.

The primary purpose of the Offer is to allow holders of WMLP Common Units to avoid or reduce potential allocations of taxable income and loss, including potentially substantial CODI, that could result from the resolution of WMLP’s bankruptcy process. On October 9, 2018, WCC and certain of its affiliates, including WMLP, filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). WMLP continues to work with its secured lenders in connection with a value-maximizing sale and marketing process that began prior to the commencement of WMLP’s bankruptcy proceedings, but it is expected that WMLP’s debt will be restructured through a sale of WMLP’s assets to a third party or its lenders through the bankruptcy process. During or following WMLP’s bankruptcy proceedings, the Common Units not tendered pursuant to the Offer will likely receive no consideration. Depending on the particular circumstances of a holder of Common Units, the Offer may allow the holder to avoid or reduce potential allocations of taxable gain, income and loss that result from WMLP’s bankruptcy proceedings and transactions and to minimize the extent to which the holder would recognize potential taxable CODI that could result in cash taxes payable by the holder. However, there may be certain holders, depending on their particular facts, for whom participating in the Offer may result in adverse tax consequences or no net change in taxable income and loss compared to the consequences of not participating in the Offer. The facts and circumstances that could impact the determination of whether participating in the Offer could be beneficial to a particular holder include, without limitation, the date and price at which the holder acquired its Common Units; the holder’s tax basis in its Common Units; whether the holder has used in prior years any tax losses generated by its investment in WMLP or instead has suspended passive losses or net operating loss carryovers from such investment; the holder’s allocable share of WMLP’s debts; whether and to what extent the holder would be allocated tax losses in the future the resolution of WMLP’s bankruptcy process; and whether the holder has significant capital gains or ordinary losses to offset various possible results from WMLP’s bankruptcy proceedings or transactions. Each holder of Common Units is urged to consult its own tax advisor with respect to WMLP’s bankruptcy proceedings and this Offer based on its own particular circumstances.

WCC will pay all fees and expenses of the Depositary, which is acting as the Information and Solicitation Agent for the Offer, incurred in connection with the Offer. WCC is not aware of any licenses or other regulatory permits which appear to be material to the business of WMLP and which might be adversely affected by the acquisition of Common Units by WCC pursuant to the Offer. The Offer will require and is contingent upon the approval of the Bankruptcy Court, but WCC is not aware of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Common Units by WCC pursuant to the Offer. It is contemplated that approval from the Bankruptcy Court will be sought at a hearing on or about February 13, 2019. Should any other such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to WMLP’s or WCC’s business or that certain parts of WMLP’s or WCC’s business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause WCC to elect to terminate the Offer without the purchase of Common Units thereunder. WCC’s obligation under the Offer to accept for payment and pay for Common Units is subject to certain conditions. See “The Offer—Conditions to the Offer.”

The Offer is not conditioned upon any recommendation by the board of directors of the General Partner or by any committee thereof.

Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. However, the Offer is not a reportable transaction under the HSR Act.

Federal Reserve Board Regulations. Regulations G, T, U and X (the “margin regulations”) promulgated by the Federal Reserve Board, defined below, place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock (including the Common Units) if such credit is secured directly or indirectly by margin stock. WCC is funding the acquisition of the Common Units from its internally generated funds. The margin regulations are thus inapplicable.

State Takeover Laws. WCC does not believe that any state takeover laws purport to apply to the Offer. Accordingly, WCC has not taken any action to comply with any state takeover statute or regulation. WCC reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer, and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer and if an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, WCC might be required to file certain information with, or to receive approvals from, the relevant state authorities, and WCC might be unable to accept for payment or pay for Common Units tendered pursuant to the Offer, or be delayed in consummating the Offer. In such case, WCC may not be obligated to accept for payment or pay for any Common Units tendered pursuant to the Offer. See “The Offer—Conditions to the Offer.”

This Offer to Purchase and the related letter of transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer.

I. SPECIAL FACTORS

1. Background of the Offer

On October 9, 2018, WCC and certain of its affiliates, including WMLP, filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code.

During 2018, prior to and subsequent to the October 9, 2018 commencement of the chapter 11 cases, the Conflicts Committee met regularly to discuss various aspects of the potential restructuring of WMLP’s debt under chapter 11 of the Bankruptcy Code, and to receive related advice from the Conflicts Committee’s financial and legal advisors. As part of those discussions, the Conflicts Committee considered certain tax issues in relation to the potential bankruptcy proceedings, including the potential that substantial CODI could result from the restructuring of WMLP’s debt or from other strategic transactions by WMLP, and discussed, with input from its financial and legal advisors, various potential approaches that could allow unaffiliated holders of Common Units, depending on their individual circumstances, to avoid or reduce any allocation of taxable income in respect of their Common Units. As a result of those discussions, and after considering the input of its financial and legal advisors, the Conflicts Committee determined the Offer to be (i) the best reasonably available approach to address the potential tax concerns, because (among other things) it would enable the unaffiliated holders of Common Units to make a determination after consultation with their own tax advisors and based on their own respective particular circumstances, and (ii) in the best interests of WMLP and the unaffiliated holders of Common Units.

As part of the Chapter 11 cases commenced by WCC and WMLP, each of WCC, WMLP and their respective secured lender groups negotiated over a period of time regarding a comprehensive resolution of intercompany matters. On February 12, 2019, WCC and WMLP agreed to a summary term sheet for an agreement resolving the intercompany matters, which was submitted to the Bankruptcy Court on February 12, 2019. As part of that comprehensive resolution, WCC agreed to make the Offer to holders of Common Units.

On February 12, 2019, the Conflicts Committee met with its financial and legal advisors regarding the Offer. The Conflicts Committee resolved to recommend that the Unaffiliated Unitholders consider tendering their Common Units in the Offer after consultation with their own tax advisors based on the Unaffiliated Unitholders’ own particular circumstances.

On February 12, 2019, the Board of WCC approved the Offer. On February 13, 2019, WCC commenced the Offer.

2. Purpose of and Reasons for the Offer

As described above, the primary purpose of the Offer is to allow holders of WMLP Common Units to avoid or reduce potential allocations of taxable income and loss, including potentially substantial CODI, that could result from the resolution of WMLP’s bankruptcy process. On October 9, 2018, WCC and certain of its affiliates, including WMLP, filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code. WMLP continues to work with its secured lenders in connection with a value-maximizing sale and marketing process that began prior to the commencement of WMLP’s bankruptcy proceedings, but it is expected that WMLP’s debt will be restructured through a sale of WMLP’s assets to a third party or its lenders through the bankruptcy process. During or following WMLP’s bankruptcy proceedings, the Common Units not tendered pursuant to the Offer will likely receive no consideration. Depending on the particular circumstances of a holder of Common Units, the Offer may allow the holder to avoid or reduce potential allocations of taxable income and loss that result from WMLP’s bankruptcy proceedings and transactions and to minimize the extent to which the holder would recognize potential taxable CODI that could result in cash taxes payable by the holder. However, there may be certain holders, depending on their particular facts, for whom participating in the Offer may result in adverse tax consequences or no net change in taxable income and loss compared to the consequences of not participating in the Offer. The facts and circumstances that could impact the determination of whether participating in the Offer could be beneficial to a particular holder include, without limitation, the date and price at which the holder acquired its Common Units; the holder’s tax basis in its Common Units; whether the holder has used in prior years any tax losses generated by its investment in WMLP or instead has suspended passive losses or net operating loss carryovers from such investment; the holder’s allocable share of WMLP’s debts; whether and to what extent the holder would be allocated tax losses in the future from the resolution of WMLP’s bankruptcy process; and whether the holder has significant capital gains or ordinary losses to offset various possible results from WMLP’s bankruptcy proceedings or transactions. Each holder of Common Units is urged to consult its own tax advisor with respect to WMLP’s bankruptcy proceedings and this Offer based on its own particular circumstances.

The board of directors of WCC was aware of and considered the interests that certain executive officers and directors of WCC may have with respect to the Offer in addition to their interests as unitholders, as described in “—Interests of Certain Persons in the Offer” beginning on page 13.

The foregoing discussion summarizes the material factors considered by the board of directors of WCC in its consideration of the Offer. The board of directors of WCC considered these factors as a whole, and in their totality considered them to be favorable to, and support, its determination.

3. The Position of WCC Regarding the Fairness of the Offer

The rules of the SEC require WCC to express its belief as to the fairness of the Offer to holders of Common Units who are not affiliated with WCC. WCC and its management have concluded that the Offer is both financially and procedurally fair to holders of Common Units that are not affiliates of WCC. WCC and its management have based this conclusion on the following material factors:

•	WCC believes that the holders of Common Units who are not affiliates of WCC are capable of evaluating the fairness of the Offer;

•	each holder of Common Units will be able to decide voluntarily whether or not to tender Common Units in the Offer;

•	a unitholder may be able to avoid certain CODI by participating in the Offer; and

•

unaffiliated holders of Common Units will have sufficient time to make a decision whether or not to tender because the Offer will remain open for at least 20 business days (unless extended by WCC). If WCC amends the Offer to include any material additional information, WCC will, if necessary to allow adequate dissemination and investor response, extend the Offer for a sufficient period to allow holders of Common Units to consider the amended information.

WCC and its management also considered the following factors, each of which they considered negatively in their considerations concerning the fairness of the terms of the Offer:

•

with respect to the Offer Price, WCC’s financial interest in acquiring the Common Units for a low price is adverse to the financial interest of other holders of Common Units in selling their Common Units for a high price;

•

Although WCC does not expect holders of the Common Units to be entitled to any recovery in connection with WMLP’s bankruptcy proceedings, the Common Units have in the past traded at higher levels than the Offer Price. It is likely that holders acquired their Common Units at prices higher than the Offer Price; and

•	WCC has not requested or received any opinion as to the fairness of the Offer, from a financial point of view, to the unaffiliated holders of Common Units.

WCC did not find it practicable to assign, nor did they assign, specific relative weights to the individual factors considered in reaching their conclusion as to fairness. WCC’s consideration of the factors described above reflects its assessment of the fairness of the Offer Price payable in the Offer to unaffiliated holders of Common Units.

The foregoing discussion of the information and factors considered and weight given by WCC is not intended to be exhaustive, but includes the material factors considered by WCC. WCC’s views as to the financial and procedural fairness of the Offer should not be construed as a recommendation to any holder of Common Units as to whether the holder should tender the holder’s Common Units in the Offer or seek to remain as a holder of Common Units.

4. Transactions and Arrangements Concerning the Common Units

Except as described in this Offer to Purchase, including Schedule B to this Offer to Purchase, neither WCC nor, to the best of WCC’s knowledge, any of the persons listed on Schedule A to this Offer to Purchase nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Common Units, has engaged in any transactions in Common Units in the past 60 days or is a party to any agreement, arrangement or understanding with any other person with respect to Common or any other securities of WMLP (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer of the voting of any such securities, joint ventures, loans or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). Schedule B to this Offer to Purchase also sets forth certain details regarding acquisitions of Common Units by WCC during the past two years.

As of the date of this Offer to Purchase, WCC currently owns no Common Units but does hold equity securities of WMLP that are convertible into Common Units in an amount that would constitute an approximately 94.4% beneficial limited partner interest in WMLP on an as converted basis. WCC owns 100% of the WMLP Series A Convertible Units, which are convertible to Common Units on a one-for-one basis at the earlier of WMLP declaring a dividend of $0.22 per Common Unit or a change of control, which includes the consummation of a “schedule 13e-3 transaction,” as that term is defined in Rule 13e-3 under the Exchange Act with respect to WMLP, which this Offer will be considered, and 100% of the WMLP Series B Convertible Units, which are convertible to Common Units on a one-for-one basis at the option of the holder or upon a change of control, liquidation event or dissolution of WMLP. WCC also indirectly owns all of the outstanding 35,291 general partner units of WMLP. In addition, pursuant to the fourth amended and restated agreement of limited partnership of WMLP, as amended (the “LPA”), if the General Partner and its affiliates own more than 80% of the outstanding Common Units then outstanding, the General Partner will have the right, which right it may assign and transfer in whole or in part to WCC or any other affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of the Common Units then outstanding at a price equal to the greater of (x) the average of the daily closing price of the Common Units for the 20 consecutive trading days immediately prior to the date three days prior to the date that notice of exercise of such right is mailed to unitholders and (y) the highest price paid by the General Partner or any of its affiliates for Common Units during the 90-day period preceding the date that notice of exercise of such right is mailed to unitholders (the “Limited Call Right”). Following the consummation of this Offer, WCC may have the ability to exercise the Limited Call Right for all other outstanding Common Units. As a result of its ownership of the General Partner, WCC has the power to appoint all of the members of the WMLP board of directors.

5. Certain Effects of the Offer

The purchase of Common Units pursuant to the Offer will reduce the number of Common Units that might otherwise trade publicly and may reduce the number of holders of Common Units, which could adversely affect the liquidity and market value of the remaining Common Units held by the public. In addition, following the consummation of the Offer, WCC may own a sufficient percentage of the outstanding Common Units to exercise the Limited Call Right, however it has no intention to do so as of the date of this Offer.

The Common Units are currently registered under the Exchange Act and are quoted on the OTC Pink Marketplace under the symbol “WMLPQ.” During or following WMLP’s bankruptcy proceedings, the Common Units not tendered pursuant to the Offer will likely receive no consideration. In connection with the bankruptcy proceedings, there will be no public market for the Common Units, the Common Units will cease to be quoted on the over the counter market and price quotations with respect to the Common Units will no longer be available. In addition, registration of WMLP under the Exchange Act will be terminated, and WMLP will no longer be required to file periodic reports with the SEC. Once the registration of the Common Units under the Exchange Act has been terminated, certain provisions of the Exchange Act, such as the reporting requirements of Section 13 of the Exchange Act, the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement in connection with unitholders’ meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, will no longer be applicable to WMLP. In addition, “affiliates” of WMLP and persons holding “restricted securities” of WMLP may be deprived of the ability to dispose of such securities under Rule 144 under the Securities Act of 1933, as amended.

6. Interests of Certain Persons in the Offer

In considering the fairness of the consideration to be received in the Offer, unitholders should be aware that WCC and certain officers and directors of the General Partner have interests in the Offer which may present them with certain actual or potential conflicts of interest.

Financial Interests. WCC’s interests and the interests of WCC’s corporate affiliates in respect of the Offer are different from yours because WCC has an interest in acquiring the Common Units as inexpensively as possible and you have an interest in selling your Common Units for the highest possible price. The interests of WCC’s directors and other affiliates in the Offer may be the same as or different from your interests. For example, while in general the interests of WCC’s and WCC’s affiliates’ respective directors and officers in respect of the Offer will be aligned with WCC’s interests, some of WCC’s or WCC’s affiliates’ (including the General Partner’s) directors and officers own Common Units, which they are entitled to tender in the Offer for the same price per Common Unit that is available to you. To WCC’s knowledge, the directors and officers of the General Partner collectively own 71,442 Common Units that may be tendered in the Offer. Each of (1) Gerald A. Tywoniuk, a director of the General Partner and the owner of 24,082 Common Units, (2) Keith D. Horton, a director of the General Partner and the owner of 18,642 Common Units, (3) Kurt D. Kost, a director of the General Partner and the owner of 13,756 Common Units and (4) Gregory J. Honish, an officer of the General Partner and owner of 14,962 Common Units, intend to tender all of the Common Units that they own.

Interlocking Directors and Officers. WCC appoints the entire board of directors of the General Partner and three of the executive officers of the General Partner are also directors and/or executive officers of WCC. These overlaps are reflected in the table set forth in Schedule A attached hereto.

Indemnification. The Partnership Agreement provides that (1) WMLP will indemnify each director and executive officer of the general partner of WMLP to the fullest extent permitted by law and (2) WMLP may purchase and maintain directors and officers liability insurance covering such individuals.

Other. WMLP describes other interests of its executive officers and directors in the transactions contemplated by this Offer to Purchase in the Schedule 14D-9 that WMLP has filed with the SEC. We encourage you to read a copy of WMLP’s Schedule 14D-9 before making a decision with respect to the Offer.

7. Certain Relationships Between WCC and WMLP

To the extent the discussion below summarizes any agreement that has been filed by WCC or WMLP with the SEC, each such summary is qualified entirely by reference to the complete text of the applicable agreement, which is incorporated into this Offer to Purchase by reference. We encourage you to read each such agreement carefully and in its entirety. You should also review “—Interests of Certain Persons in the Offer” beginning on page 13 for a description of arrangements between WCC and WMLP and between WMLP and directors and executive officers of the General Partner.

As of the date of this Offer to Purchase, WCC owns no Common Units but does hold equity securities of WMLP that are convertible into Common Units in an amount that would constitute an approximately 94.4% beneficial limited partner interest in WMLP on an as converted basis. WCC owns 100% of the WMLP Series A Convertible Units, which are convertible to Common Units on a one-for-one basis at the earlier of WMLP declaring a dividend of $0.22 per Common Unit or a change of control, and 100% of the WMLP Series B Convertible Units, which are convertible to Common Units on a one-for-one basis at the option of the holder or upon a change of control, liquidation event or dissolution of WMLP. WCC also indirectly owns all of the outstanding 35,291 general partner units of WMLP. As a result of its ownership in the General Partner, WCC is able to appoint the entire board of directors of the General Partner. References in this section to WCC include its wholly owned subsidiaries, other than the General Partner, and references to WMLP include WMLP’s subsidiaries.

The board of directors of the General Partner and the Conflicts Committee review related party transactions that involve a potential conflict of interest between WCC and WMLP or its subsidiaries to determine that such transactions reflect market-clearing terms and conditions customary in the coal industry. As a result of these reviews, the board of directors of the General Partner and the Conflicts Committee approved each of the transactions described below that had such potential conflict of interest as fair and reasonable to WMLP and holders of its Common Units.

Services Agreement

Effective January 1, 2015, WMLP entered into the Services Agreement with the General Partner. The Services Agreement is terminable by either party upon 120 days’ written notice. The current term of the Services Agreement expires on June 1, 2019 and automatically renews for successive one-year periods unless terminated earlier upon 120-days’ notice. On January 31, 2018, WMLP received a letter from WCC providing 120 days’ notice that it was reserving its rights with respect to its continued provision of services to the General Partner under the Services Agreement, noting that WCC would “continue to pursue value-maximizing transactions for all relevant stakeholders” and noting that WCC would be willing to continue to provide services to the General Partner and WMLP under certain circumstances. On February 22, 2018, WMLP responded to that letter questioning whether a valid notice of termination of the Services Agreement was provided, addressing the continued deployment of the mine-related employees, noting WMLP’s intention to seek alternative service providers and preserving WMLP’s options with respect to the ongoing negotiations over WCC’s provisions of services to the General Partner and WMLP under the Services Agreement. As of the date of this Schedule TO, WCC continues to provide certain administrative and operational services to WMLP as part of the Services Agreement.

Under the terms of the Services Agreement, the General Partner provides services through its, or an affiliate’s, employees and is reimbursed for all related costs incurred on WMLP’s behalf. Pursuant to the Services Agreement, WMLP engaged the General Partner to continue providing services such as general administrative and management, engineering, operations (including mining operations), geological, corporate development, real property, marketing, and other services to WMLP. Administrative services include without limitation legal, finance and accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit and tax. During the nine months ended September 30, 2018, WMLP paid the General Partner approximately $1.3 million for these services performed under the Services Agreement primarily related to employee costs. Further, under the Services Agreement, WMLP pays the General Partner a fixed annual management fee of $2.2 million for certain executive and administrative services, and reimburses the General Partner at cost for other expenses and expenditures. Pursuant to the Services Agreement, the primary reimbursements to the General Partner were for costs related to payroll. Reimbursable costs under the Services

Agreement totaling $1.0 million and $1.3 million were included in accounts payable as of September 30, 2018 and December 31, 2017, respectively. In December 2016, the Partnership prepaid the General Partner for the 2017 annual management fee of $2.2 million. No such prepayment was made in 2017 for the 2018 annual management fee.

Johnson Run

On January 9, 2017, WMLP acquired Johnson Run through conveyance of leases and recoupable advance royalty payments from Buckingham Coal Company, LLC (“BCC”), a wholly owned subsidiary of WCC, for $1.7 million, of which $1.5 million was deemed a distribution as the transaction was between entities under common control.

Related Party Sales

WMLP sold coal to an affiliate of WCC, which generated $19.1 million and $25.2 million in revenues for the years ended December 31, 2017, and 2016 respectively, and $2.6 million in revenues for the nine months ended September 30, 2018. As of September 30, 2018 and December 31, 2017, accounts receivables related to the aforementioned revenue totaled $1.4 million and $3.8 million, respectively.

II. THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), WCC shall accept for payment and pay for Common Units validly tendered and not properly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date in accordance with the procedures set forth under “—Acceptance for Payment and Payment for Common Units.” If the conditions to the Offer are satisfied or waived, WCC will purchase all Common Units validly tendered and not properly withdrawn as described above.

The obligation of WCC to accept for payment, and pay for all Common Units tendered pursuant to the Offer shall be subject to the conditions described under “—Conditions to the Offer.” WCC may terminate the Offer without purchasing any Common Units if certain events described under “—Conditions to the Offer” occur.

If at any scheduled Expiration Date, any of the conditions of the Offer shall not have been satisfied or earlier waived by WCC, WCC may, in its sole discretion, extend the Offer and the Expiration Date for one or more periods of up to 20 business days each, the length of each such period to be determined by WCC in its sole discretion. There can be no assurance that WCC will exercise its rights to extend the Offer.

If WCC is delayed in its payment for the Common Units or is unable to pay for Common Units pursuant to the Offer for any reason, then, without prejudice to WCC’s rights under the Offer, the Depositary may retain tendered Common Units on behalf of WCC, and such Common Units may not be withdrawn except to the extent tendering unitholders are entitled to withdrawal rights as described under “—Withdrawal Rights.” However, the ability of WCC to delay the payment for Common Units which WCC has accepted for payment is limited by Rule 14e-1 promulgated under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

WCC will accept for payment and pay for all Common Units validly tendered and not properly withdrawn pursuant to the Offer if all of the conditions to the Offer are satisfied or waived on the Expiration Date. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which WCC may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) promulgated under the Exchange Act, which require that material changes be promptly disseminated to holders of Common Units in a manner reasonably designed to inform such holders of such change), WCC shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

If WCC makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, WCC will extend the Offer and disseminate additional Offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. A minimum 10-business day period from the date of such change is generally required to allow for adequate dissemination of new information to unitholders in connection with a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment.

If, on or before the Expiration Date, WCC increases the consideration being paid for Common Units accepted for payment pursuant to the Offer, such increased consideration will be paid to all unitholders whose Common Units are purchased in the Offer, whether or not such Common Units were tendered before the announcement of the increase in consideration.

WMLP has provided WCC with its unitholder lists and security position listings for the purpose of disseminating the Offer to holders of Common Units. This Offer to Purchase, the related letter of transmittal and other relevant materials will be mailed to record holders of Common Units, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the unitholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Common Units

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), WCC will accept for payment, and will pay for, all Common Units validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the Expiration Date. Subject to applicable rules of the SEC, WCC expressly reserves the right to delay acceptance for payment of, or payment for, Common Units in order to comply in whole or in part with any other applicable law. If WCC desires to delay payment for Common Units accepted for payment pursuant to the Offer, and such delay would otherwise be in contravention of Rule 14e-1 of the Exchange Act, WCC will extend the Offer. In all cases, payment for Common Units tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Common Units (the “Certificates”) or timely confirmation of a book-entry transfer of such Common Units into the Depositary’s account at DTC (a “Book-Entry Confirmation”) pursuant to the procedures set forth in “—Procedures for Accepting the Offer and Tendering Common Units,” (ii) the letter of transmittal (or a photocopy thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an “agent’s message” in lieu of the letter of transmittal and (iii) any other documents required by the letter of transmittal. An “agent’s message” is a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the Common Units which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that WCC may enforce such agreement against such participant.

For purposes of the Offer, WCC will be deemed to have accepted for payment, and thereby purchased, Common Units validly tendered and not properly withdrawn as, if and when WCC gives oral or written notice to the Depositary, as agent for the tendering unitholders, of WCC’s acceptance for payment of such Common Units pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Common Units accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering unitholders for the purpose of receiving payments from WCC and transmitting such payments to tendering unitholders whose Common Units have been accepted for payment.

If any tendered Common Units are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if certificates are submitted evidencing more Common Units than are tendered, certificates evidencing unpurchased Common Units will be returned, without expense to the tendering unitholder (or, in the case of Common Units tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in “—Procedures for Accepting the Offer and Tendering Common Units,” such Common Units will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Common Units

For you to validly tender Common Units into the Offer, you must do one of the following:

•

Deliver certificates for your Common, a properly completed and duly executed letter of transmittal or a duly executed copy thereof, along with any other required documents, to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer;

•

Arrange for a book-entry transfer of your Common Units to be made to the Depositary’s account at DTC and receipt by the Depositary of a confirmation of this transfer prior to the expiration of the Offer, and the delivery of a properly completed and duly executed letter of transmittal or a duly executed copy thereof, and any other required documents to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer; or

•

Arrange for a book-entry transfer of your Common Units to the Depositary’s account at DTC and receipt by the Depositary of confirmation of this transfer, including an “agent’s message,” prior to the expiration of the Offer.

The Depositary will establish an account with respect to the Common Units at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC may make book-entry delivery of the Common Units by causing DTC to transfer these Common Units into the Depositary’s account in accordance with DTC’s procedure for the transfer. For a tender made by transfer of Common Units through book-entry delivery at DTC to be valid, the Depositary must receive a Book-Entry Confirmation of transfer and either a duly executed letter of transmittal or a duly executed copy thereof, along with any other required documents at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date of the Offer, or an agent’s message as part of the Book-Entry Confirmation.

Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which Common Units are tendered either by a registered holder of Common Units who has not completed the box entitled “Special Delivery Instructions” on the letter of transmittal or for the account of an eligible institution. By “eligible institution,” we mean a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange (“NYSE”) Medallion Signature Program (MSP) or any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Exchange Act.

If the certificates for Common Units are registered in the name of a person other than the person who signs the letter of transmittal, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed in the manner described above.

The method of delivery of certificates representing Common Units and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

By executing a letter of transmittal, you will agree and acknowledge that our acceptance for payment of Common Units you tender in the Offer will, without any further action, revoke any prior powers of attorney and proxies that you may have granted in respect of those Common Units and you will not grant any subsequent proxies and, if any are granted, they will not be deemed effective. We reserve the right to require that, in order for Common Units to be validly tendered, we must be able to exercise full voting, consent and other rights with respect to those Common Units immediately upon our acceptance of those Common Units for exchange.

We will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Common Units, in our reasonable judgment, and our determination will be final and binding, subject to challenge by a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders of Common Units that we determine are not in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. No tender of Common Units will be deemed to have been validly made until all defects and irregularities in tenders of those common units have been cured or waived. None of WCC, the Depositary, the Information and Solicitation Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Common Units or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer, including the letter of transmittal and instructions, will be final and binding, subject to challenge by a court of competent jurisdiction.

The tender of common units of WMLP pursuant to any of the procedures described above will constitute a binding agreement between you and us upon the terms and subject to the conditions of the Offer.

4. Withdrawal Rights

You may withdraw Common Units that you tender pursuant to the Offer at any time before the expiration of the Offer. After the expiration of the Offer, tenders are irrevocable. However, if we have not accepted tendered Common Units for payment by April 11, 2019 (as such date may be extended in connection with any extension of the Expiration Date), you may withdraw tendered Common Units at any time thereafter.

For your withdrawal to be effective, the Depositary must receive from you a written or photocopy transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase, and your notice must include your name, address, social security number, the certificate number(s) and the number of Common Units to be withdrawn as well as the name of the registered holder, if it is different from that of the person who tendered those Common Units. If Common Units have been tendered pursuant to the procedures for book-entry tender discussed above under “—Procedures for Accepting the Offer and Tendering Common Units,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Common Units and must otherwise comply with DTC’s procedures. If certificates have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Common Units withdrawn must also be furnished to the Depositary, as stated above, prior to the physical release of the certificates. We will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our reasonable judgment, and our decision will be final and binding, subject to challenge by a court of competent jurisdiction.

An eligible institution must guarantee all signatures on the notice of withdrawal unless the Common Units have been tendered for the account of an eligible institution.

None of WCC, the Depositary, the Information and Solicitation Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Any Common Units that you properly withdraw will be deemed not to have been validly tendered for purposes of the Offer. However, you may retender withdrawn Common Units by following one of the procedures discussed above under “—Procedures for Accepting the Offer and Tendering Common Units” at any time before the expiration of the Offer.

5. Certain U.S. Federal Income Tax Consequences

The following is a discussion of certain U.S. federal income tax consequences that may be relevant to U.S. holders (as defined below) of Common Units that may participate in the Offer. This section is based on current provisions of the Code, existing and proposed regulations (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. No ruling has been or is expected to be requested or obtained from the U.S. Internal Revenue

Service (“IRS”) with respect to the exchange of Common Units. As a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

This section does not address all federal income tax matters that affect WMLP or Common Unit holders who choose to participate, or to not participate, in the Offer; in particular, this section does not comprehensively address the tax consequences to a Common Unit holder who elects not to participate in the Offer and retains Common Units and this section does not address any tax consequences to non-U.S. Common Unit holders. Furthermore, unless noted otherwise, this section is limited to U.S. holders of Common Units that hold their Common Units as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax consequences arising under the alternative minimum tax, nor does it address any tax consequences arising under the laws of any state, local, or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income taxes. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to U.S. holders in light of their particular circumstances or to U.S. holders subject to special treatment under U.S. federal income tax laws, including, without limitation: banks, insurance companies and other financial institutions, tax-exempt institutions, individual retirement accounts, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their Common Units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, employee benefit plans, real estate investment trusts or mutual funds. Each Common Unit holder is strongly urged to consult, and depend on, their own tax advisor in analyzing the federal, state, local, and foreign tax consequences particular to them of participating in the Offer.

If a partnership or any entity treated as a partnership for U.S. federal income tax purposes, holds Common Units, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A partner in a partnership holding Common Units should consult its own tax advisor.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Common Units that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•

a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (as defined in the Code) are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate the income of which is subject to U.S. federal income tax regardless of its source.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER. EACH HOLDER OF COMMON UNITS IS STRONGLY URGED TO CONSULT WITH AND RELY UPON ITS OWN TAX ADVISOR AS TO THE SPECIFIC FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO SUCH HOLDER OF THE OFFER, TAKING INTO ACCOUNT ITS OWN PARTICULAR CIRCUMSTANCES.

Partnership Status of WMLP and Tax Consequences of Common Unit Ownership

WMLP is treated as a partnership for federal income tax purposes. Holders of Common Units, along with certain assignees and Common Unit holders whose units are held in street name by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Common Units, are treated as partners of WMLP for federal income tax purposes.

Under applicable partnership tax rules, each of WMLP’s Common Unit holders is required to take into account their share of items of income, gain, loss, and deduction of WMLP in computing their federal income tax liability, regardless of whether cash distributions are made by WMLP. The calculation of the allocation of such items of income, gain, loss, and deduction are complex and may vary depending on acquisition date and consideration paid for each Common Unit held.

Importantly, upon the resolution of WMLP’s bankruptcy process, a significant amount of CODI may be generated. The aggregate amount of CODI generally would be equal to the excess of the adjusted issue price of such debt over the value of the consideration received by debtholders in exchange for the debt. In certain cases, CODI can be realized even when existing debt is modified with no reduction in such debt’s stated principal amount. As described in publicly-filed press releases and other announcements, WMLP is in bankruptcy and is actively evaluating potential transactions, which could include a comprehensive restructuring of WMLP’s debt. Such a transaction could generate a very significant amount of CODI that would be allocated to Common Unit holders at the time of such transaction. Such CODI, like other items of income, gain, loss, and deduction of WMLP that are allocated to its Common Unit holders, would be taken into account in the taxable income of the holders of WMLP’s Common Units as appropriate in light of the allocation mechanisms described below.

It is possible that other transactions in which WMLP engages during its bankruptcy, including sales of WMLP’s assets, may generate tax losses allocable to the Common Unit holders. However, a holder may not have sufficient tax attributes (including allocated losses from WMLP’s activities and/or sales of WMLP’s assets) available to offset any CODI allocated to it. Moreover, CODI that is allocated to Common Unit holders will be ordinary income, and, as a result, it may not be possible for Common Unit holders to offset such CODI with losses with respect to their Common Units to the extent those losses are capital (for example, if such Common Units are cancelled for no consideration in connection with such a restructuring, all or a portion of a loss realized in connection with such cancellation could be capital), or to offset such CODI with any allocated losses from sales of WMLP’s assets to the extent those losses are capital. Importantly, certain exclusions that are available with respect to CODI generally do not apply at the partnership level, and any solvent Common Unit holder that is not in a chapter 11 proceeding will be unable to rely on such exclusions. If such a strategic transaction occurs, depending on the ultimate consideration received by creditors, Common Unit holders could be allocated CODI that could conceivably be substantial (assuming WCC does not exercise the Conversion Rights and the Limited Call Right). WMLP does not expect to make a corresponding cash distribution with respect to such allocation of CODI.

Unless the IRS were to challenge successfully the intended tax treatment of the exchange, Common Unit holders that exchange their Common Units for cash should not be allocated CODI as a result of any subsequent transaction involving WMLP’s debt. The IRS could potentially assert that the exchange should not be respected under various theories, and if such a challenge was successful, an exchanging Common Unit holder could be allocated CODI upon a subsequent transaction involving WMLP. Neither WCC nor WMLP is able to make any assurance. While not free from doubt, WMLP does not believe that such challenges would be proper, but no assurance can be made regarding (1) whether the IRS would assert such challenges or (2) the outcome of such challenges.

Each Common Unit holder’s tax situation is different. Certain Common Unit holders may have more losses available than other Common Unit holders, and such losses may be available to offset some or all of the CODI that could be generated on the resolution of WMLP’s bankruptcy process. Additionally, Common Unit holders may recognize taxable gain by participating in the Offer. Accordingly, each Common Unit holder should independently evaluate whether participating in the Offer is the optimal decision with respect to such Common Unit holder’s individual tax consequences, and Common Unit holders are highly encouraged to consult, and depend on, their own tax advisors in making such determination.

Tax Consequences to Holders of Common Units of Participation in the Offer

Amount and Character of Gain or Loss Recognized

Under Sections 741 and 1001 of the Code, each exchanging Common Unit holder will recognize gain or loss equal to the difference between (a) the amount realized, which will include (1) the amount of cash consideration received in the exchange and (2) the amount of WMLP’s nonrecourse liabilities allocated to such holder (as discussed in more detail below); and (b) such holder’s tax basis in such Common Units. A holder’s tax basis in its Common Units will generally be equal to (1) the original purchase price of the Common Units; plus (2) WMLP’s nonrecourse liabilities allocated to such holder; plus (3) WMLP’s income and gain previously allocated to such holder; minus (4) WMLP losses previously allocated to, distributions to, and the share of nondeductible, noncapitalized expenses allocated to, such holder (which decrease such holder’s tax basis, but not below zero). Thus, a Common Unit holder participating in the Offer may realize taxable gain. It is possible that losses recognized in connection with participating in the exchange may be disallowed.

Except as noted below, gain or loss recognized by a U.S. holder on the exchange should generally be taxable as capital gain or loss. However, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to “unrealized receivables” or to “inventory items” owned by WMLP and its subsidiaries. The term “unrealized receivables” includes potential recapture items, including recapture of depreciation and development costs. Ordinary income attributable to unrealized receivables, inventory items, and recapture may exceed net taxable gain realized upon the exchange of a Common Unit pursuant to the Offer and may be recognized even if there is a net taxable loss realized on the exchange. Consequently, a U.S. holder may recognize both ordinary income and a capital loss upon exchanging a Common Unit, and such capital loss would not be available to offset such ordinary income.

Capital gain or loss recognized by a U.S. holder should generally be long-term capital gain or loss if the U.S. holder has held its Common Units for more than 12 months as of the effective time of the exchange. If the U.S. holder is an individual, such long-term capital gain will generally be eligible for reduced rates of taxation. Capital losses recognized by a U.S. holder may offset capital gains and, in the case of individuals, no more than $3,000 of ordinary income in any taxable year. Capital losses recognized by U.S. holders that are corporations may be used to offset only capital gains. Moreover, under applicable authority, including Treasury Regulations promulgated under Section 1223 of the Code, parties who acquired Common Units in multiple acquisitions have a single adjusted tax basis for all of those interests; a Common Unit holder cannot elect to exchange high-basis units and retain low-basis units.

For U.S. federal income tax purposes a U.S. holder that participates in the exchange will also be treated as having been released from any liability on its allocable share of WMLP’s indebtedness. This release will be treated for U.S. federal income tax purposes as a deemed cash distribution to such U.S. holder based on the amount of the indebtedness allocable to such U.S. holder and the amount of such cash distribution will be included in the U.S. holder’s amount realized on the exchange and tax basis in its Common Units surrendered in the exchange (see above). Generally, to the extent this type of deemed distribution exceeds a partner’s adjusted tax basis in its partnership interest, such partner will recognize capital gain, which should be long-term or short-term under the preceding rules.

The amount of gain or loss recognized by each U.S. holder will vary depending on each U.S. holder’s particular situation, including the adjusted tax basis of the Common Units tendered by each U.S. holder and the amount of any suspended passive losses that may be available to a particular U.S. holder to offset a portion of the gain recognized by each U.S. holder. Passive losses that were not deductible by a U.S. holder in prior taxable periods because they exceeded a U.S. holder’s share of WMLP’s income may be deducted in full upon the U.S. holder’s taxable disposition of its entire investment in WMLP. Each holder is strongly urged to consult its own tax advisor with respect to the specific tax consequences to it of the Offer, taking into account its own particular circumstances.

Backup Withholding Tax

Proceeds from the tender of Common Units generally will be subject to backup withholding tax at the applicable rate (currently, 24%) unless the applicable U.S. holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a U.S. holder will be allowed as a credit against that U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is timely furnished to the IRS. Each U.S. holder should complete and sign the IRS Form W-9 which will be included with the letter of transmittal to provide the information and certification necessary to avoid backup withholding and return such form to the Depositary, unless an exemption applies and is established in a manner satisfactory to the Depositary.

The preceding discussion is intended only as a summary of certain U.S. federal income tax consequences of the Offer. It is not a complete analysis or discussion of all potential tax effects that may be important to a particular holder. All holders of Common Units are highly encouraged to consult their own tax advisors as to the specific tax consequences of the Offer to them, including tax reporting requirements, and the applicability and effect of any federal, state, local and non-U.S. tax laws.

6. Price Range of Common Units; Distributions on Common Units

Since October 9, 2018, the Common Units have been trading on the OTC Pink Marketplace under the symbol “WMLPQ,” and prior to the commencement of WMLP’s bankruptcy proceedings the Common Units were traded on the NYSE under the symbol “WMLP”.

The following table sets forth, for each of the periods indicated, the high and low intraday sales prices per unit of the Common Units on the NYSE and OTC Pink Marketplace, as applicable, and quarterly cash distributions paid to our common unitholders.

	High	Low	Cash Distribution per Common Unit(1)
Year Ended December 31, 2017:
First Quarter	$5.84	$4.65	$0.1333
Second Quarter	$5.24	$2.10	$0.1333
Third Quarter	$4.60	$2.10	$0.1155
Fourth Quarter	$3.46	$2.12	$—
Year Ended December 31, 2018:
First Quarter	$3.63	$1.90	$—
Second Quarter	$4.56	$0.98	$—
Third Quarter	$5.58	$1.33	$—
Fourth Quarter	$2.70	$0.11	$—
Year Ending December 31, 2019:
First Quarter (through February 12, 2019)	$0.15	$0.02	$—

(1)	Represents the distribution with respect to such quarter but payable in the following quarter.

On February 12, 2019, the last trading day prior to the printing of this Offer to Purchase, the last sale price reported on the OTC Pink Marketplace was $0.02 per Common Unit. Unitholders are urged to obtain current market quotations for Common Units before making a decision with respect to the Offer.

7. Possible Effects of the Offer on the Market for Common Units; Stock Exchange Listing(s); Registration Under the Exchange Act; Margin Regulations

Possible Effect of the Offer on the Market for the Common Units

The purchase of Common Units by WCC pursuant to the Offer will reduce the number of Common Units that might otherwise trade publicly and reduce the number of holders of Common Units, which could affect the liquidity and market value of the remaining Common Units held by the public. WCC cannot reliably predict whether this would have an adverse or beneficial effect on the market price for, or marketability of, the Common Units or whether it would cause future market prices to be greater or less than the price paid in the Offer. During or following WMLP’s bankruptcy proceedings, the Common Units not tendered pursuant to the Offer will likely receive no consideration. Upon conclusion of WMLP’s bankruptcy proceedings, there will be no public market for the Common Units. For additional information regarding the effects of the Offer, see “Special Factors—Certain Effects of the Offer.”

Stock Exchange Listing

The Common Units are listed for trading on the OTC Pink Marketplace. After the consummation of the Offer the Common Units will likely continue to trade in the over-the-counter market and price quotations will be reported by such markets or other sources. The extent of the public market for the Common Units and the availability of such quotations would depend, however, upon such factors as the number of holders of Common Units and/or the aggregate market value of the publicly traded Common Units remaining at such time, if any, the interest in maintaining a market in the Common Units on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. WCC cannot predict whether the reduction in the number of Common Units that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or the marketability of, Common Units or whether it would cause future market prices to be greater or lesser than the Offer Price being offered in the Offer.

Registration Under the Exchange Act

The Common Units are currently registered under the Exchange Act. The purchase of the Common Units pursuant to the Offer and certain transactions related to WMLP’s bankruptcy proceedings may result in the Common Units becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of WMLP to the SEC if the Common Units are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Common Units under the Exchange Act would substantially reduce the information required to be furnished by WMLP to holders of Common Units and to the SEC and would make certain of the provisions of the Exchange Act, such as the periodic reporting requirements of Section 13, the short-swing profit recovery provisions of Section 16(b) and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, no longer applicable to WMLP. Furthermore, “affiliates” of WMLP and persons holding “restricted securities” of WMLP may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Common Units under the Exchange Act were terminated, the Common Units would no longer be “margin securities” or eligible for stock exchange listing. Following the consummation of the Offer and in connection with WMLP’s bankruptcy proceedings, it is WCC’s intention to cause WMLP to terminate registration of the Common Units under the Exchange Act.

Margin Regulations

The Common Units are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Common Units. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Common Units pursuant to the Offer, the Common Units may no longer constitute “margin securities” for the purposes of the Federal

Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Appraisal Rights; “Going-Private” Rules

Appraisal Rights

Under Delaware law, limited partnerships may, but are not required to, provide for appraisal rights in their partnership agreements. The Partnership Agreement does not provide for any appraisal rights, and therefore holders of Common Units will not have any appraisal rights in connection with the Offer.

“Going-Private” Rules

Because WCC is an affiliate of WMLP, the Offer constitutes a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning WMLP and certain information relating to the fairness of the Offer and the consideration offered to minority holders of Common Units be filed with the SEC and disclosed to minority holders of Common Units prior to the consummation of any such transaction. WCC has provided such information in this Offer to Purchase.

9. Certain Information Concerning WMLP

WMLP is a Delaware limited partnership with its principal executive offices at 9540 South Maroon Circle, Suite 300, Englewood, Colorado 80112. The telephone number of WMLP’s principal executive offices is (855) 922-6463.

WMLP describes itself as follows:

Westmoreland Resource Partners, LP is a Delaware limited partnership listed on the OTC Pink Marketplace under the ticker symbol “WMLPQ.” We began doing business in 1985, in Coshocton, Ohio, as a contract-mining service to a mining division of a major oil company. In 1989, we transitioned from a contract miner into a producer of coal using our own coal reserves. On July 19, 2010, we completed our initial public offering and moved our headquarters to Columbus, Ohio. On December 31, 2014, our general partner was acquired by Westmoreland Coal Company (“WCC”), a Delaware corporation, and our executive offices were moved to Englewood, Colorado. WCC directly owns 100% of our general partner and approximately 94.4% of the beneficial limited partner interest on a fully diluted basis. We are managed by WCC through our general partner, and all executives, officers and employees who provide services to us (which are approximately 570 employees) are employed by WCC. WCC’s common stock is eligible to be quoted on the OTC Pink Marketplace under the symbol “WLBAQ.” We conduct our operations through our subsidiaries and our principal sources of cash are distributions from our operating subsidiaries. We operate in a single business segment and have seven operating subsidiaries

As of the date of this Offer to Purchase, (1) Aside from (a) Gerald A. Tywoniuk, a director of the General Partner, who intends to tender all of the 24,082 Common Units that he owns, (b) Keith D. Horton, a director of the General Partner, who intends to tender all of the 18,642 Common Units that he owns, (c) Kurt D. Kost, a director of the General Partner, who intends to tender all of the 13,756 Common Units that he owns and (d) Gregory J. Honish, an executive officer of the General Partner, who intends to tender all of his 14,962 Common Units that he owns, WCC does not know whether any executive officer, director or affiliate of WMLP intends to tender Common Units in the Offer, (2) as of the date of this Offer to Purchase, none of WMLP, its executive officers, directors or affiliates have made any public recommendation with respect to the Offer, and (3) WMLP has not made public any appraisal, report or opinion on the fairness of this transaction. Under Rule 14e-2, the board of directors of the General Partner must state its position with respect to this Offer within ten business days of the date of this Offer to Purchase.

Summary Consolidated Financial Information

The following table sets forth summary historical consolidated financial data for WMLP as of and for each of the fiscal years ended December 31, 2016, and 2017 and as of and for the nine months ended September 30, 2018. This data and the comparative per unit data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in WMLP’s Annual Report on Form 10-K for each of the fiscal years ended December 31, 2016 and 2017, including the notes thereto, and the unaudited consolidated financial statements and other financial information contained in WMLP’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, including the notes thereto. More comprehensive financial information is included in these reports (including management’s discussion and analysis of financial condition and results of operations) and other documents filed by WMLP with the SEC, and the following summary is qualified in its entirely by reference to those reports and such other documents and all of the financial information and notes contained therein. The financial statements included as Item 8 in WMLP’s Annual Report on Form 10-K for the year ended December 31, 2017 and as Item 1 in WMLP’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 are incorporated by reference into this Offer to Purchase. Copies of those reports and other documents filed by WMLP may be examined at or obtained from the SEC in the manner set forth below under “Available Information.”

	Year Ended December 31,		Nine Months Ended September 30,
	2017	2016	2018
	(in thousands, except per unit amounts)
Statement of operations data:
Total revenue	$315,605	$349,340	$194,887
Total cost of sales (exclusive of depreciation, depletion and amortization)	$237,516	$263,294	$167,110
Operating income (loss)	$9,823	$8,873	$(90,168)
Net loss	$(31,751)	$(31,585)	$(123,945)
Net loss per limited partner common unit, basic and diluted	$(1.34)	$(1.51)	$(5.42)
Balance sheet data (as of December 31, 2017 and 2016 and September 30, 2018)
Current assets	$80,966	$76,968	$67,472
Total assets	$347,404	$386,907	$229,608
Current liabilities	$366,882	$57,141	$376,679
Total liabilities	$409,038	$415,017	$415,414
Other
Total partners’ deficit	$(61,634)	$(28,110)	$(185,806)

Except as otherwise set forth herein, the information concerning WMLP contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. WCC has not independently verified the accuracy or completeness of the information contained in such documents and records, and cannot verify any failure by WMLP to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to WCC.

Available Information

WMLP is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition, and other matters. Information, as of particular dates, concerning WMLP’s directors and officers, their remuneration, the principal holders of WMLP’s securities, any material interests of such persons in transactions with WMLP and other matters is required to be disclosed in reports under the Exchange Act distributed to WMLP’s unitholders and filed with the SEC. Such reports and other information can be obtained electronically on the SEC’s website at www.sec.gov.

10. Certain Information Concerning WCC

WCC is a Delaware corporation. Its principal executive offices are located at 9540 South Maroon Circle, Suite 300, Englewood, Colorado, and its business telephone number is (855) 922-6463. WCC produces and sells thermal coal primarily to investment grade utility customers under long-term, cost-protected contracts.

Tender Sub is a New York corporation and a wholly owned subsidiary of WCC incorporated on February 1, 2018 for purposes relating to the filing of our chapter 11 bankruptcy proceedings and has had no corporate operations since incorporation. Its principal executive offices are located at 9540 South Maroon Circle, Suite 300, Englewood, Colorado, and its business telephone number is (855) 922-6463.

Certain information regarding the directors and officers of WCC is set forth in Schedule A to this Offer to Purchase. None of WCC or any of the other persons referred to in Schedule A has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor have any of them been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. WCC has not made any arrangements in connection with the Offer to provide holders of Common Units access to its corporate files or to obtain counsel or appraisal services at its expense.

11. Source and Amount of Funds

WCC estimates that the total amount of funds required to purchase all of the outstanding Common Units not currently held by WCC or its affiliates pursuant to the Offer will be approximately $13,000, plus related transaction fees and expenses (which are to be shared with WMLP as discussed below). WCC has sufficient funds to pay this amount and will pay with cash on hand.

WCC believes that the financial condition of WCC is not material to a decision by a holder of Common Units whether to tender such Common Units in the Offer because (i) cash is the only consideration that will be paid to the holders of Common Units in connection with the Offer, (ii) WCC is offering to purchase all of the outstanding Common Units not currently held by WCC or its affiliates in the Offer, (iii) the Offer is not subject to any financing contingencies and (iv) WCC has available to it sufficient cash and cash equivalents to pay the amount of cash consideration payable to holders of Common Units in the Offer.

12. Conditions to the Offer

Notwithstanding any other provision of the Offer, WCC shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any Common Units, may postpone the acceptance for payment or payment for tendered Common Units and may, in its sole discretion, terminate or amend the Offer as to any Common Units not then paid for (i) if at the expiration of the Offer, Bankruptcy Court approval for the consummation of the Offer has not been received, or (ii) on or after March 13, 2019, and at or prior to the expiration of the Offer, any of the following events shall occur:

•

there shall have been entered or issued any preliminary or permanent judgment, order, decree, ruling or injunction or any other action taken by any U.S. or non-U.S. court, government or governmental authority or other U.S. or non-U.S. regulatory or administrative agency or commission (each, a “Governmental Entity”) which, directly or indirectly, restrains, delays, enjoins, makes illegal or otherwise prohibits the consummation of the Offer;

•

Any statute, including without limitation any state anti-takeover statute, or any rule, decree, regulation, order or injunction, shall have been enacted, entered, enforced or deemed applicable or which becomes applicable or asserted to be applicable directly or indirectly to the Offer that would, directly or indirectly restrain, delay, enjoin, make illegal or otherwise prohibit the consummation of the Offer.

The foregoing conditions are for the sole benefit of WCC and may be asserted or waived by WCC in whole or in part at any time and from time to time in its sole discretion at or prior to the expiration of the Offer (other than those involving the receipt of any requisite governmental approvals). The determination as to whether any condition has been satisfied shall be in the reasonable judgment of WCC and, subject to applicable law, will be final and binding on all parties. The failure by WCC at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, subject to the foregoing, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. If WCC waives a condition with respect to the tender of any Common Unit, it will waive the condition with respect to the tender of all Common Units.

A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver. The Offer is not conditioned upon any minimum amount of Common Units being tendered.

13. Certain Legal Matters; Regulatory Approvals

General. Except as otherwise disclosed herein, WCC is not aware of any licenses or other regulatory permits which appear to be material to the business of WMLP and which might be adversely affected by the acquisition of Common Units by WCC pursuant to the Offer. The Offer will require and is contingent upon the approval of the Bankruptcy Court, but WCC is not aware of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Common Units by WCC pursuant to the Offer. It is contemplated that approval from the Bankruptcy Court will be sought at a hearing on or about February 13, 2019. Should any other such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to WMLP’s or WCC’s business or that certain parts of WMLP’s or WCC’s business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause WCC to elect to terminate the Offer without the purchase of Common Units thereunder. WCC’s obligation under the Offer to accept for payment and pay for Common Units is subject to certain conditions. See “—Conditions to the Offer.”

Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. However, the Offer is not a reportable transaction under the HSR Act.

Federal Reserve Board Regulations. Regulations G, T, U and X (the “margin regulations”) promulgated by the Federal Reserve Board, defined below, place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock (including the Common Units) if such credit is secured directly or indirectly by margin stock. WCC is funding the acquisition of the Common Units from its internally generated funds. The margin regulations are thus inapplicable.

State Takeover Laws. WCC does not believe that any state takeover laws purport to apply to the Offer. Accordingly, WCC has not taken any action to comply with any state takeover statute or regulation. WCC reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer, and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer and if an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, WCC might be required to file certain information with, or to receive approvals from, the relevant state authorities, and WCC might be unable to accept for payment or pay for Common Units tendered pursuant to the Offer, or be delayed in consummating the Offer. In such case, WCC may not be obligated to accept for payment or pay for any Common Units tendered pursuant to the Offer.

14. Fees and Expenses

WCC has retained Broadridge Corporate Issuer Solutions, Inc. to serve as the Depositary for the Offer and as Information and Solicitation Agent for the Offer. Broadridge Corporate Issuer Solutions, Inc. will receive reasonable and customary compensation for its services, and will be reimbursed for certain reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection with its services, including certain liabilities and expenses under U.S. federal securities laws.

The Information and Solicitation Agent may contact holders of Common Units by mail, telephone, photocopy, email, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Common Units.

WCC will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information and Solicitation Agent, and in the event that the laws of one or more jurisdictions require the Offer to be made by a broker or dealer licensed in such jurisdiction, to such broker or dealer) in connection with the solicitation of tenders of Common Units in connection with the Offer. Upon request, WCC will reimburse brokers, dealers, banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding material to their customers.

The following table presents the estimated fees and expenses to be incurred in connection with the Offer:

SEC Filing Fee	$2.00
Printing and Mailing Expenses	$150,000
Legal and Accounting Fees and Expenses	$450,000
Depositary and Information and Solicitation Agent	$16,000
Miscellaneous Expenses	$50,000

Total	$666,002

Pursuant to the settlement resolving intercompany matter between WCC and WMLP, WCC and WMLP have agreed to share all expenses related to the negotiation, documentation, implementation and execution of this Offer, with WCC being responsible for 30% of such expenses and WMLP being responsible for 70%. For the avoidance of doubt, WCC shall be solely responsible for the purchase price of any and all Common Units tendered in this Offer.

15. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Common Units in any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. WCC is not aware of any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. To the extent that WCC becomes aware of any state law that would limit the class of Offerees in the Offer, WCC may amend, in its reasonable judgment, the Offer and, depending on the timing of such amendment, if any, may extend, in its reasonable judgment, the Offer to provide adequate dissemination of such information to holders of Common Units prior to the expiration of the Offer. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of WCC by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by WCC.

No person has been authorized to give any information or to make any representation on behalf of WCC that is not contained in this Offer to Purchase or in the letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

WCC has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act and a Transaction Statement on Schedule 13E-3 pursuant to Rule 13E-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to such document. In addition, WMLP has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, containing its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional information with respect to the Offer.

Westmoreland Coal Company

February 13, 2019

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF WCC

The following table sets forth, to the best of our knowledge, for each executive officer and director of Westmoreland Coal Company (“WCC”), his or her name, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment is conducted or was conducted. During the past five years, to the best of our knowledge, none of the executive officers or directors of WCC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of these laws. Unless otherwise indicated, the principal business address of each director and executive officer is c/o Westmoreland Coal Company, 9540 South Maroon Circle, Suite 300, Englewood, Colorado.

Name	Citizenship	Principal Occupation or Employment	Position with WCC	Position with the General Partner
Terry J. Bachynski	Canada	Chief Executive Officer, JDEL Associates Ltd.	Director	—
Robert C. Flexon	USA	Chief Executive Officer, Dynegy Inc.	Vice Chairman of the Board	—
Gail E. Hamilton	USA	Director, WCC	Director	—
Michael G. Hutchinson	USA	Director and Interim Chief Executive Officer, WCC	Director and Interim Chief Executive Officer	Interim Chief Executive Officer
Craig R. Mackus	USA	Director, WCC	Director	—
Robert C. Scharp	USA	Chairman of the Board, WCC	Chairman of the Board	—
Jeffrey S. Stein	USA	Managing Partner, Stein Advisors LLC	Chief Restructuring Officer and Director	—
Robert A. Tinstman	USA	President, Tinstman and Associates, LLC	Director	—
Jennifer S. Grafton	USA	Chief Administrative Officer and Chief Legal Officer, WCC	Chief Administrative Officer, Chief Legal Officer and Corporate Secretary	—
Joseph E. Micheletti	USA	Chief Operating Officer, WCC	Chief Operating Officer	Executive Vice President
Scott Henry	USA	Chief Accounting Officer, WCC	Chief Accounting Officer and Vice President of Accounting	Chief Accounting Officer and Vice President of Accounting

Terry J. Bachynski

Terry J. Bachynski has served as a director of WCC since 2014. Mr. Bachynski currently serves as President and CEO of JDEL Associates Ltd., which provides regulatory, environmental, stakeholder, aboriginal and government affairs consulting services to its clients for the development and operation of major resource development projects, primarily in Western Canada, a position he has held since 2001. Mr. Bachynski has over 30 years’ experience in the energy business, having served in several executive management and Board positions with various private and public companies, including Suncor Energy Inc., Gulf Canada Resources Limited,

CS Resources Limited, EPCOR Utilities Inc. and Syncrude Canada. Mr. Bachynski serves on the boards of several private companies including Universe Machines Corporation, Unified Alloys Ltd. and Millennium EMS Solutions Ltd. Mr. Bachynski holds an LL.B. from the University of Western Ontario and resides in Edmonton, Alberta, Canada.

Robert C. Flexon

Robert C. Flexon has served as a director of WCC since 2016. Mr. Flexon currently serves as President and Chief Executive Officer of Dynegy Inc., a position he has held since July 2011. Mr. Flexon also currently serves as a director of Dynegy Inc., a position he has held since June 2011. While serving at Dynegy Inc., Mr. Flexon has overseen Dynegy Inc.’s entry into, and exit from, the bankruptcy process beginning in 2012. Prior to serving at Dynegy, Mr. Flexon served as the Chief Financial Officer of UGI Corporation, a distributor and marketer of energy products and related services from February 2011 to July 2011 and Chief Executive Officer of Foster Wheeler AG from June to October 2010. Mr. Flexon brings with him vast experience in executive management and operations, and unique insights into the power generation sector. Mr. Flexon served on the public board of directors of Foster Wheeler from 2006 until 2009 and from May to October 2010 and is currently serving on the board of Neighborhood Centers, the largest not-for-profit in Texas. Mr. Flexon holds a Bachelor of Science in Accounting from Villanova University.

Gail E. Hamilton

Gail E. Hamilton has served as a director of WCC since 2011. Ms. Hamilton served as Executive Vice President of Symantec Corporation, an infrastructure software and services provider from February 2000 to January 2005. Prior to serving at Symantec Corporation, she served as the General Manager of the Communications Division of Compaq Computer Corporation and as the General Manager of the Telecom Platform Division for Hewlett-Packard Company. She is currently a director of Arrow Electronics Inc., OpenText Corp. and Ixia.

Michael G. Hutchinson

Michael G. Hutchinson has served as Director and Interim Chief Executive Officer of WCC since November 2017, as principle financial officer of WCC since January 2019 and as an independent director and as chairman of the audit committee of WCC since 2012. Mr. Hutchinson retired from Deloitte & Touche in July 2012. His Deloitte career spanned nearly 35 years, leading its Denver Energy and Natural Resources Practice for the last fifteen years while at the same time managing the Audit and Enterprise Risk Management practice of the Denver office. Mr. Hutchinson currently serves as a member of the board of directors of One Gas, Inc. and as its audit committee chairman.

Craig R. Mackus

Craig R. Mackus has served as a director of WCC since 2013. Mr. Mackus previously served as Chief Financial Officer of Bucyrus International, Inc. until June 2004 after serving as Vice President—Finance from October 2002 through June 2004 and as Controller from February 1988 through May 2006. Mr. Mackus retired from Bucyrus International, Inc. in 2011 upon its merger with Caterpillar. He also served as Bucyrus’s secretary from May 1996 through his retirement in 2011.

Robert C. Scharp

Robert C. Scharp has served as a director of WCC since 2011. Mr. Scharp previously served as the Chief Executive Officer of Shell Coal Pty Ltd from 1997 to 2000 and then Chief Executive Officer of Anglo Coal Australia from 2000 to 2001. Mr. Scharp served as the Chairman of the Shell Canada Energy Mining Advisory Council from 2005 to 2010. Mr. Scharp had a 22 year career with Kerr McGee Corporation including serving as President—Kerr McGee Coal Corporation and Senior Vice President—Oil and Gas Production. Mr. Scharp was a director of Bucyrus International from 2005 to 2011 and was a director of Foundation Coal Holdings from 2005 to 2009. Mr. Scharp is also a retired Army National Guard colonel.

Jeffrey S. Stein

Jeffrey S. Stein has served as a director of WCC since August 2016, as Chief Investment Officer of WCC from August 2017 to April 2018 at which time he was appointed Chief Restructuring Officer. Mr. Stein has been the Managing Partner of Stein Advisors LLC, a financial advisory firm that provides consulting services to institutional investors, since July 2010. Mr. Stein is also Co-Founder and Managing Partner of Power Capital Advisors LLC, a financial advisory and merchant banking firm focused on energy, power and commodity-related project development and restructuring investments. Mr. Stein currently serves as Chairman of the board of Ambac Financial Group, Inc. a position he has held since January 2015. Additionally, Mr. Stein is a director on the board of Dynegy Inc., as well as a director on the private boards of MLR Petroleum LLC and Granite Ridge Holdings, LLC. Mr. Stein previously served as a director on the boards of US Power Generating Company and KGen Power Corporation.

Jennifer S. Grafton

Jennifer S. Grafton joined WCC as Associate General Counsel in December 2008 and was named General Counsel and Secretary in February 2011. Ms. Grafton currently serves as the Chief Legal Officer, Chief Administrative Officer and Secretary of WCC. Ms. Grafton oversees a variety of functions including legal, human resources, information technology and risk management. Prior to joining WCC, Ms. Grafton worked in the corporate group of various Denver-based and national law firms focusing her practice on securities and corporate governance. Ms. Grafton is currently a director on the Board of the National Mining Association. Ms. Grafton holds a Bachelor of Arts from the University of Puget Sound, a Juris Doctorate from the University of Denver Sturm College of Law and a Masters of Business Administration from the University of Michigan Ross School of Business.

Joseph E. Micheletti

Joseph E. Micheletti joined WCC in 1998 and was named Chief Operating Officer in October 2017. Mr. Micheletti has previously served in key leadership positions at several WCC mining projects, including President and General Manager of WCC’s Jewett Mine, and was promoted to Executive Vice President—Operations in 2014. Mr. Micheletti has worked in the production, maintenance, processing, and engineering disciplines of the mining industry for over 26 years. Mr. Micheletti holds a Bachelor of Science in Mineral Processing Engineering from Montana College of Mineral Science and Technology.

Scott Henry

Scott Henry joined WCC as Senior Accounting Director in November 2016 and was named Chief Accounting Officer in August 2018. Prior to joining WCC, Mr. Henry served as Vice President and Corporate Controller of Giggle from April 2016 to November 2016, and as Vice President of Finance for Right Start, formerly a wholly-owned subsidiary of Liberty Interactive Corp., from June 2009 to April 2016. Mr. Henry has also held senior leadership positions within DIRECTV and KB Home after beginning his career as a financial auditor with PricewaterhouseCoopers. Mr. Henry is a Certified Public Accountant and holds a Master of Accounting and a Bachelor of Science in Accountancy from the University of Denver.

SCHEDULE B

OWNERSHIP OF COMMON UNITS BY WCC AND CERTAIN RELATED PERSONS

The following table sets forth the ownership of Common Units as of February 13, 2019, by WCC and, to the knowledge of WCC, certain related persons, including the executive officers and directors of WCC and the General Partner and the securities transactions by those persons in Common Units during the 60 days prior to February 13, 2019:

Person	Number	Percentage of Outstanding Units		Securities Transactions in Past 60 Days
Westmoreland Coal Company(1)(2)	0	—	*	—
Terry J. Bachynski	0	—	*	—
Robert C. Flexon	0	—	*	—
Gail E. Hamilton	0	—	*	—
Michael G. Hutchinson	0	—	*	—
Robert C. Scharp	0	—	*	—
Jeffrey S. Stein	0	—	*	—
Robert A. Tinstman	0	—	*	—
Jennifer S. Grafton	0	—	*	—
Joseph E. Micheletti	0	—	*	—
Gerald A. Tywoniuk	24,082	1.9%		—
Kurt D. Kost	13,756	1.1%		—
Gregory J. Honish	14,962	1.2%		—
Keith D. Horton	18,642	1.5%		—
WCC and listed individuals as a group	71,442	5.7%		—

*	Less than 1%.
(1)

WCC currently owns no Common Units but does hold equity securities of WMLP that are convertible into Common Units in an amount that would constitute an approximately 94.4% beneficial limited partner interest in WMLP on an as converted basis. WCC owns 100% of the WMLP Series A Convertible Units, which are convertible to Common Units on a one-for-one basis at the earlier of WMLP declaring a dividend of $0.22 per Common Unit or a change of control, and 100% of the WMLP Series B Convertible Units, which are convertible to Common Units on a one-for-one basis at the option of the holder or upon a change of control, liquidation event or dissolution of WMLP.

(2)	WCC also indirectly owns all of the outstanding 35,291 general partner units of WMLP through its ownership of the General Partner.

The following table sets forth the transactions by WCC in Common Units during the two years prior to February 13, 2019:

Trade Date	Transaction Type	Number	Average Purchase Price Per Unit
November 14, 2017	PIK Distribution	257,251 Series A Units	$0.1155

Manually signed photocopies of the letter of transmittal will be accepted. The letter of transmittal, certificates for Common Units and any other required documents should be sent or delivered by each holder of Common Units or such holder’s broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

Broadridge Corporate Issuer Solutions, Inc.

(855) 793-5068 (toll free)

By mail:

Broadridge Corporate Issuer Solutions, Inc.

Attn: BCIS Re-Organization Dept.

P.O. Box 1317

Brentwood, NY 11717-0693

By hand or overnight courier:

Broadridge Corporate Issuer Solutions, Inc.

Attn: BCIS IWS

51 Mercedes Way

Edgewood, NY 11717

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information and Solicitation Agent for the Offer at the addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the letter of transmittal and other related materials may be obtained from the Information and Solicitation Agent.

The Information and Solicitation Agent for the Offer is:

Broadridge Corporate Issuer Solutions, Inc.

(855) 793-5068 (toll free)

By mail:

Broadridge Corporate Issuer Solutions, Inc.

Attn: BCIS Re-Organization Dept.

P.O. Box 1317

Brentwood, NY 11717-0693

By hand or overnight courier:

Broadridge Corporate Issuer Solutions, Inc.

Attn: BCIS IWS

51 Mercedes Way

Edgewood, NY 11717